Exhibit 14

British American Tobacco p.l.c.

18 May 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the “Company”) announces that in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each (“Shares”) from Merrill Lynch International during the period from 11 May 2026 to 15 May 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	11 May 2026	12 May 2026	13 May 2026	14 May 2026	15 May 2026
Number of ordinary shares of 25 pence each purchased:	127,499	93,605	144,417	112,683	114,426
Highest price paid per share (pence):	4,385.00p	4,598.00p	4,811.00p	4,952.00p	4,999.00p
Lowest price paid per share (pence):	4,298.00p	4,366.00p	4,663.00p	4,857.00p	4,836.00p
Volume weighted average price paid per share (pence):	4,341.30p	4,524.38p	4,745.63p	4,918.32p	4,882.61p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,168,640,379 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,661,545 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Merrill Lynch International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/7432E_1-2026-5-18.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7432E_2-2026-5-18.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7432E_3-2026-5-18.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7432E_4-2026-5-18.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7432E_5-2026-5-18.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	11/05/2026	127,499	4,341.30p	LSE
British American Tobacco p.l.c.	GB0002875804	11/05/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	11/05/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	12/05/2026	93,605	4,524.38p	LSE
British American Tobacco p.l.c.	GB0002875804	12/05/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	12/05/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	13/05/2026	144,417	4,745.63p	LSE
British American Tobacco p.l.c.	GB0002875804	13/05/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	13/05/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	14/05/2026	112,683	4,918.32p	LSE
British American Tobacco p.l.c.	GB0002875804	14/05/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	14/05/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	15/05/2026	114,426	4,882.61p	LSE
British American Tobacco p.l.c.	GB0002875804	15/05/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	15/05/2026	0	0.00p	BATE